

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

January 3, 2017

<u>Via E-mail</u>
William L. Deckelman, Jr.
Executive Vice President, General
Counsel and Secretary
DXC Technology Company
1775 Tysons Boulevard
Tysons, Virginia 22102

> **Re: DXC Technology Company**
> **Registration Statement on Form S-4**
> **Filed December 19, 2017**
> **File No. 333-222161**

Dear Mr. Deckelman Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3673 with any questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel, Office of
Information Technologies and
Services

Cc: Rachel W. Sheridan
       Brandon J. Bortner
       Latham & Watkins LLP